UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 17)

VULCAN MATERIALS COMPANY

(Name of Subject Company)

VULCAN MATERIALS COMPANY

(Name of Persons Filing Statement)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

929160109
(CUSIP Number of Class of Securities)

Robert A. Wason IV, Esq.
Senior Vice President and General Counsel
Vulcan Materials Company
1200 Urban Center Drive
Birmingham, Alabama 35242
Telephone:  (205) 298-3000
(Name, address, and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:
Edward D. Herlihy, Esq.
Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 17 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by Vulcan Materials Company, a New Jersey corporation (“Vulcan” or the “Company”), with the Securities and Exchange Commission on December 22, 2011 and subsequently amended, relating to the unsolicited exchange offer by Martin Marietta Materials, Inc. (“Martin Marietta”), a North Carolina corporation, to exchange each of the issued and outstanding shares of common stock, par value $1.00 per share, of Vulcan (the “Vulcan Common Stock”) for 0.50 shares of the common stock (the “Exchange Ratio”), par value $0.01 per share, of Martin Marietta, together with the associated preferred stock purchase rights (the “Martin Marietta Common Stock”).

Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.  Capitalized terms used but not defined in this Amendment No. 17 have the meanings ascribed to them in the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation; Item 8. Additional Information

Item 4 of the Statement and Item 8 of the Statement are hereby amended and restated by inserting the following paragraphs after the last paragraph of the section titled “Background of the Offer” in Item 4 and after the last paragraph of the subsection of Item 8 entitled “Litigation—Delaware Litigation”:

On May 14, 2012, the Delaware Court of Chancery denied Martin Marietta’s motion to stay pending appeal and entered a Final Order and Judgment in respect of the Court’s May 4, 2012 decision.

On May 14, 2012, Martin Marietta filed a Notice of Appeal to the Supreme Court of the State of Delaware.

The text of the Court of Chancery’s Final Order and Judgment is as follows:

“The Court, having conducted a trial in this matter on February 28, 2012 through March 2, 2012, and having issued its post-trial Opinion on May 4, 2012 (the “Opinion”), hereby enters final judgment as follows, for the reasons stated in the Opinion:

1.                                      Counts I and II of the Complaint of plaintiff Martin Marietta Materials, Inc. (“Martin Marietta”) are hereby dismissed with prejudice and Count III of the Complaint is hereby dismissed without prejudice as moot;

2.                                      Judgment is granted on all Amended Counterclaims of Vulcan Materials Company (“Vulcan”) enjoining Martin Marietta, its officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with them who receive actual notice of this Order by personal service or otherwise, for a period of four months commencing on the date of this Order from any of the following:

a.                                      prosecuting a proxy contest, making an exchange offer or tender offer, or otherwise taking steps to acquire control of Vulcan shares or assets, including, without limitation, (i) making, maintaining, or amending any regulatory filings to facilitate any of the foregoing, (ii) making any communications, including with regulatory agencies, Vulcan shareholders or other third parties, to facilitate any of the foregoing, (iii) taking any steps to influence the vote on directors at the 2012 Vulcan Annual Meeting or (iv) otherwise acting to facilitate or in furtherance of any of the foregoing; and

b.                                      taking any actions in violation of the May 3, 2010 letter agreement between Martin Marietta and Vulcan (“the NDA”) or the May 18, 2010 Common Interest, Joint Defense & Confidentiality Agreement between Martin Marietta and Vulcan (“the JDA”), with Martin Marietta’s obligations under the NDA and JDA remaining in effect throughout the four- month period of said injunction (without reducing any term of the JDA).

3.                                      Without limiting any of the foregoing relief, and in connection with and to effectuate such relief, Martin Marietta, immediately upon entry of this Judgment, shall (a) terminate and withdraw its pending exchange offer and proxy materials and all regulatory filings (including Hart-Scott Rodino Act filings) made in connection therewith and (b) terminate and withdraw its notices of nomination and proposal of nominees to stand for election to the Vulcan Board of Directors.”

The text of the Court of Chancery’s Order denying Martin Marietta’s motion for a stay pending appeal is as follows:

“The Court, having reviewed Martin Marietta Materials Inc.’s Motion to Stay Pending Appeal (“Motion”) and the opposition thereto, and having conducted a teleconference on May 14, 2012 on the Motion, for the reasons stated on the record during the teleconference, hereby DENIES the Motion.”

Item 9.                                                 Exhibits

This Amendment No. 17 amends and restates “Item 9. Exhibits” to add new Exhibits (a)(33), (a)(34) and (a)(35) as follows:

(a)(33)	—	Press release issued by Vulcan Materials Company, dated May 14, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated May 14, 2012)
(a)(34)	—	Martin Marietta Materials Inc. v. Vulcan Materials Company, No. 7102-CS, Final Order and Judgment, Delaware Court of Chancery, entered May 14, 2012
(a)(35)	—	Martin Marietta Materials Inc. v. Vulcan Materials Company, No. 7102-CS, Order denying Motion to Stay Pending Appeal, Delaware Court of Chancery, entered May 14, 2012

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

VULCAN MATERIALS COMPANY

Date: May 14, 2012	By:	/s/ Daniel F. Sansone
Name: Daniel F. Sansone
Title: Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)	—	Press release issued by Vulcan Materials Company, dated December 12, 2011 (incorporated by reference to Exhibit 99.1 of Vulcan’s Current Report on Form 8-K filed on December 12, 2011)
(a)(2)	—	Press release issued by Vulcan Materials Company, dated December 22, 2011 *
(a)(3)	—	Letter to Vulcan Shareholders, dated December 22, 2011 *
(a)(4)	—	Opinion of Goldman Sachs, dated December 19, 2011 (included as Annex B to this Schedule 14D-9)
(a)(5)	—	Letter to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated December 22, 2011)
(a)(6)	—	Content from the Vulcan Materials Company website regarding Martin Marietta’s unsolicited exchange offer (incorporated by reference to Vulcan’s Form 425 filing dated December 22, 2011)
(a)(7)	—	Communication to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(8)	—	Communication to Customers (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(9)	—	Communication to Suppliers (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(10)	—	Communication to Government Officials (incorporated by reference to Vulcan’s Form 425 filing dated December 28, 2011)
(a)(11)	—	Communication and Frequently Asked Questions Material to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated December 29, 2011)
(a)(12)	—	Investor Presentation (incorporated by reference to Vulcan’s Form 425 filing dated January 5, 2012)
(a)(13)	—	Press release issued by Vulcan Materials Company, dated January 5, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated January 5, 2012)
(a)(14)	—	Communication to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated January 5, 2012)
(a)(15)	—	Press release issued by Vulcan Materials Company, dated January 10, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated January 10, 2012)
(a)(16)	—	Press release issued by Vulcan Materials Company, dated January 24, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated January 24, 2012)
(a)(17)	—	Earnings release issued by Vulcan Materials Company, dated February 16, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated February 16, 2012)
(a)(18)	—	Slides used during earnings release conference call held on February 16, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated February 16, 2012)
(a)(19)	—	Excerpt from transcript of earnings release conference call held on February 16, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated February 16, 2012)
(a)(20)	—	Communication to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated February 23, 2012)
(a)(21)	—	Communication to Vulcan Materials Company Employees (incorporated by reference to Vulcan’s Form 425 filing dated March 16, 2012)
(a)(22)	—	Press release issued by Vulcan Materials Company, dated March 30, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated March 30, 2012)
(a)(23)	—	Investor Presentation (incorporated by reference to Vulcan’s Form 425 filing dated

March 30, 2012)
(a)(24)	—	Earnings release issued by Vulcan Materials Company, dated April 26, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated April 26, 2012)
(a)(25)	—	Slides used during earnings release conference call held on April 26, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated April 26, 2012)
(a)(26)	—	Excerpt from transcript of earnings release conference call held on April 26, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated April 26, 2012)
(a)(27)	—	Press release issued by Vulcan Materials Company, dated April 30, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated April 30, 2012)
(a)(28)	—	Letter to Vulcan Materials Company shareholders, dated April 30, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated April 30, 2012)
(a)(29)	—	Content from the Vulcan Materials Company website regarding Martin Marietta’s unsolicited exchange offer (incorporated by reference to Vulcan’s Form 425 filing dated April 30, 2012)
(a)(30)	—	Press release issued by Vulcan Materials Company, dated May 4, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated May 4, 2012)
(a)(31)	—	Investor Presentation (incorporated by reference to Vulcan’s Form 425 filing dated May 8, 2012)
(a)(32)	—	Content from the Vulcan Materials Company website regarding Martin Marietta’s unsolicited exchange offer (incorporated by reference to Vulcan’s Form 425 filing dated May 8, 2012)
(a)(33)	—	Press release issued by Vulcan Materials Company, dated May 14, 2012 (incorporated by reference to Vulcan’s Form 425 filing dated May 14, 2012)
(a)(34)	—	Martin Marietta Materials Inc. v. Vulcan Materials Company, No. 7102-CS, Final Order and Judgment, Delaware Court of Chancery, entered May 14, 2012
(a)(35)	—	Martin Marietta Materials Inc. v. Vulcan Materials Company, No. 7102-CS, Order denying Motion to Stay Pending Appeal, Delaware Court of Chancery, entered May 14, 2012
(e)(1)	—	Excerpts from the Vulcan Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on March 31, 2011
(e)(2)	—	Unfunded Supplemental Benefit Plan for Salaried Employees, as amended (incorporated by reference to Exhibit 10.4 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(3)	—

Amendment to the Unfunded Supplemental Benefit Plan for Salaried Employees (incorporated by reference to Exhibit 10(c) to Legacy Vulcan Corp.’s Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 27, 2002)

(e)(4)	—	Vulcan Executive Deferred Compensation Plan, as amended (incorporated by reference to Exhibit 10.1 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)
(e)(5)	—

Vulcan Deferred Compensation Plan for Directors Who Are Not Employees of the Company, as amended (incorporated by reference to Exhibit 10.5 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)

(e)(6)	—	Vulcan Amended and Restated 2006 Omnibus Long-Term Incentive Plan (incorporated by reference to Appendix A to Vulcan’s Proxy Statement on Schedule 14A filed with the SEC on March 31, 2011)
(e)(7)	—	Vulcan 1996 Long-Term Incentive Plan (incorporated by reference to Exhibit B to Legacy Vulcan Corp’s Proxy Statement on Schedule 14A filed with the SEC on April 10, 2006)
(e)(8)	—	Vulcan Deferred Stock Plan for Nonemployee Directors of the Company, as

amended (incorporated by reference to Exhibit 10(f) to Legacy Vulcan Corp.’s Annual Report on Form 10-K for the year ended December 31, 2001, and filed with the SEC on March 27, 2002)
(e)(9)	—

Vulcan Restricted Stock Plan for Nonemployee Directors of the Company, as amended (incorporated by reference to Exhibit 10.6 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)

(e)(10)	—	Form Stock Option Award Agreement (incorporated by reference to Exhibit 10(o) to Legacy Vulcan Corp.’s Report on Form 8-K filed December 20, 2005)
(e)(11)	—	Form Director Deferred Stock Unit Award Agreement (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed December 17, 2008)
(e)(12)	—	Form Performance Share Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed March 11, 2010)
(e)(13)	—	Form Stock Only Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(a) to the Company’s Current Report on Form 8-K filed November 15, 2011)
(e)(14)	—	Form Stock Only Stock Appreciation Rights Agreement (incorporated by reference to Exhibit 10(p) to Legacy Vulcan Corp.’s Report on Form 10-K filed February 26, 2007)
(e)(15)	—	Form Employee Deferred Stock Unit Award Amended Agreement (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed December 17, 2008)
(e)(16)	—	Change of Control Employment Agreement Form (Double Trigger) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 2, 2008)
(e)(17)	—	Change of Control Employment Agreement Form (Modified Double Trigger) (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 2, 2008)
(e)(18)	—

Change of Control and Non-Competition Agreement with John R. McPherson, dated as of October 7, 2011 (incorporated by reference to Exhibit 10.1 to Vulcan’s Current Report on Form 8-K filed with the SEC on October 11, 2011)

(e)(19)	—

Independent Contractor Consulting Agreement with John R. McPherson, dated as of October 7, 2011 (incorporated by reference to Exhibit 10.2 to Vulcan’s Current Report on Form 8-K filed with the SEC on October 11, 2011)

(e)(20)	—	Supplemental Executive Retirement Agreement (incorporated as Exhibit 10 to Legacy Vulcan Corp.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 2, 2001)
(e)(21)	—	Vulcan Executive Incentive Plan, as amended (incorporated by reference to Exhibit 10.2 to Vulcan’s Current Report on Form 8-K filed with the SEC on December 17, 2008)

* Filed as exhibits to the Schedule 14D-9 filed on December 22, 2011